[LOGO]
                                                                   POINTE BANK

                                                               December 19, 1997

First American Railways, Inc.
3700 North 29th Avenue
Suite 202
Hollywood, Florida 33020

Re: Loan Agreement dated March 10, 1997 (the "Loan") between First American Railways, Inc. (The "Borrower" and Pointe Bank (the "Bank")

Gentlemen:

With regard to the Bank's letter of December 10, 1997 (the "Letter"), and for the consideration described below, the Bank hereby waives any specific default identified therein. This waiver is not intended to inure to the benefit of any third party and is not intended to waive any claims or rights that the Bank may have against anyone other than the Borrower. This waiver is being provided in consideration for (i) Borrower's consent to the Bank's application of all of the current balance (approximately $109,000.00) in Borrower's Account No. 20502449 to the balance due on the Loan, (ii) Borrower's agreeing to grant to the Bank a "blanket" second lien on all of the assets of Borrower (Borrower does not represent there is any value beyond that securing the senior existing indebtedness thereon) to the extent permitted pursuant to outstanding commitments with existing lenders of Borrower, and (iii) Borrower's representation that it will pay to the Bank on the Loan, 10% of the gross proceeds of third party financing which is anticipated to be concluded by the end of April, 1998, and which is expected to raise $5 million in gross proceeds.

The blanket second lien referenced herein is to include all "non Durango" assets of Borrower and its subsidiaries. The Borrower agrees to cooperate with the Bank in executing by January 15, 1998 all documents and instruments necessary to perfect the security interest to be given to Bank.

The Borrower agrees that there will be no further borrowing under the Loan and that it will not be renewed upon its maturity.

As additional consideration for the waiver of the default referenced in the Letter the Borrower hereby releases the Bank, its officers, directors, employees, agents, and attorneys from any claims it has or may have against the Bank as of the date hereof, acknowledges that the indebtedness due under the terms of the Loan represents a valid, enforceable, and outstanding obligation of the Borrower and that the Borrower has no defense, setoff, or counterclaim with


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First American Railways, Inc.
December 19, 1997
Page Two

respect to the Loan or the indebtedness represented thereby and to the extent Borrower may have any such setoff, claim, or counterclaim, they are hereby waived.

The foregoing waiver and the agreements set forth by the Bank are contingent upon and subject to Borrower executing and delivering a signed copy of this letter to the Bank no later than 5:00 P.M., Monday, December 22, 1997.

                                                     Yours very truly,

                                                     POINTE BANK

                                                     /s/ R. Carl Palmer
                                                     -------------------
                                                     R. Carl Palmer, Jr.


We hereby acknowledge and agree to the foregoing this 22 day of December, 1997.

                       FIRST AMERICAN RAILWAYS, INC.





                       By: /s/ Don P. Cumming
                          -----------------------
                       Print Name: Don P. Cumming

                       Title: Vice President and Acting Chief Financial Officer